Pzena Investment Management, Inc.
120 West 45th Street
New York, New York 10036

January 25, 2012

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:      Pzena Investment Management, Inc. (the “Company”);
Registration Statement on Form S-3 (Reg. No. 333-172257)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), we respectfully request that the effective date of the Company’s registration statement (the “Registration Statement”) on Form S-3 (Reg. No. 333-172257), as amended, be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on January 27, 2012, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Yasmeena F. Chaudry of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3202 and that such effectiveness also be confirmed in writing.

Very truly yours,

PZENA INVESTMENT MANAGEMENT, INC.

By:	/s/ Joan Berger, Esq.
Name: Joan Berger, Esq.
Title: General Counsel and Secretary

cc:           Richard B. Aftanas, Esq.
Yasmeena F. Chaudry, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036